                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 13)

                            P. H. Glatfelter Company
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   377316-104
------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement       [   ]
CUSIP No.   377316-104

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank Corp.  25-1435979


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization  Pennsylvania


    Number of Shares             5) Sole Voting Power               9,062,300
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power             7,705,399


                                 7) Sole Dispositive Power          8,391,187


                                 8) Shared Dispositive Power        7,927,524


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   16,839,699


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                [   ]


   11)  Percent of Class Represented by Amount in Row (9)               38.4


   12)  Type of Reporting Person (See Instructions)                          HC

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 13)

                            P. H. Glatfelter Company
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   377316-104
------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement       [   ]
CUSIP No.   377316-104

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bancorp, Inc.      51-0326854


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization Delaware


   Number of Shares         5) Sole Voting Power                    9,062,300
   Beneficially Owned
   By Each Reporting
   Person With              6) Shared Voting Power                  7,705,399


                            7) Sole Dispositive Power               8,391,187


                            8) Shared Dispositive Power             7,927,524


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   16,839,699


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                        [   ]


   11)  Percent of Class Represented by Amount in Row (9)               38.4

   12)  Type of Reporting Person (See Instructions)                       HC

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 13)

                            P. H. Glatfelter Company
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   377316-104
------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement      [   ]
CUSIP No.    377316-104

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank, National Association 25-1197336

    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization         United States


  Number of Shares             5) Sole Voting Power               9,055,400
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power             7,705,399


                               7) Sole Dispositive Power          8,391,187


                               8) Shared Dispositive Power        7,926,724


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                 16,832,799


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                              [   ]


   11)  Percent of Class Represented by Amount in Row (9)              38.3


   12) Type of Reporting Person (See Instructions)                       BK

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 1995:

(a) Amount Beneficially Owned:                             16,839,699 shares

(b) Percent of Class:                                                   38.4

(c) Number of shares to which such person has:
       (i) sole power to vote or to direct the vote                 9,062,300
      (ii) shared power to vote or to direct the vote               7,705,399
     (iii) sole power to dispose or to direct the disposition of    8,391,187
      (iv) shared power to dispose or to direct the disposition of  7,927,524

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

See Schedule A.


ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of PNC Bank Corp. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of PNC Bank Corp.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC
Bancorp, Inc.)

PNC Bank, Ohio, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

Midlantic Bank, N.A. - BK (wholly owned subsidiary of PNC Bancorp, Inc.)



ITEM 10 - CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 12, 1996
         --------------------------------------------
         Date

         /s/ WILLIAM F. STROME
         --------------------------------------------
         Signature - PNC Bank Corp.


         William F. Strome, Senior Vice President
         --------------------------------------------
         Name/Title


         February 12, 1996
         --------------------------------------------
         Date


         /s/ PAUL L. AUDET
         --------------------------------------------
         Signature - PNC Bancorp, Inc.

         Paul L. Audet, Vice President
         --------------------------------------------
         Name/Title


         February 12, 1996
         --------------------------------------------
         Date


         /s/ WILLIAM F. STROME
         --------------------------------------------
         Signature - PNC Bank, National Association


         William F. Strome, Senior Vice President
         --------------------------------------------
         Name/Title


                     AN AGREEMENT TO FILE A JOINT
                     STATEMENT WAS PREVIOUSLY FILED
                     AS EXHIBIT A TO AMENDMENT NO. 12.

                                  SCHEDULE A


                            P. H. Glatfelter Company


   Item 6 - Ownership of More than Five Percent on Behalf of
            Another Person

            The information contained in this statement relates to the shares of Common Stock that are held by PNC Bank, National Association, as trustee, executor, custodian or agent, (1) or by other bank subsidiaries of PNC Bank Corp., acting in similar capacities (collectively, the "Shares"). In accordance with Section 13d-3, certain of the Shares may be beneficially owned by more than one person. Of the Shares held in trusts, certain persons, including the settlors, trustees, beneficiaries and others named in the trust documents or documents ancillary thereto, may have the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. As to the Shares that are held as executor, custodian or agent, certain persons, including account owners, have the power, under law or by contract, to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. Notwithstanding the beneficial ownership of the Shares by several persons, the total number of Shares is 16,839,699.

            The following persons may have the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of Shares that represents more than 5% of the outstanding Common Stock.

                (a) Philip H. Glatfelter III
                    c/o P.H. Glatfelter Co.
                    Spring Grove, PA 17362

            Philip H. Glatfelter, III is a co-trustee, along with PNC Bank, National Association, of 12 trusts holding an aggregate of 6,213,481 Shares, (2) and may be deemed to have shared voting and dispositive power as to such Shares. He also has a right to withdraw an aggregate of 1,234,350 Shares from two trusts (3) and a right to purchase an aggregate of

            ------------
              1 PNC Bank, National Association, as Bank Constituent and
                trust Agent (as defined in the Voting Trust Agreement
                (as defined below), and PNC Bank Corp., as the parent of PNC Bank, National Association, also report their beneficial ownership as to 13,570,752 of the shares of Common Stock reported herein (the "Trust Shares") on a statement on
                Schedule 13D filed with the Securities and Exchange
                Commission. The Trust Shares are held by the P.H. Glatfelter Family Shareholders' Voting Trust established pursuant to agreement dated as of July 1, 1993 (the "Voting Trust Agreement"). PNC Bank, National Association, as Bank Constituent and Trust Agent, and PNC Bank Corp. filed such
                Schedule 13D because PNC Bank, National Association, as Bank Constituent and Trust Agent, has certain powers under the Voting Trust Agreement that may be construed as voting power as to the Trust Shares. The Trust Shares are also included in this statement on Schedule 13G because they may be withdrawn from the Voting Trust by certain fiduciary trusts of which PNC Bank, National Association is a trustee or co-trustee, generally within 60 days. Such right of withdrawal may be deemed to continue the beneficial ownership of the Trust Shares by PNC Bank, National Association, as trustee or co-trustee of such fiduciary trusts, and PNC Bank Corp., as its parent corporation, that existed prior to the establishment of the Voting Trust.

              2 All of such Shares are Trust Shares (as defined in note 1).

              3 Philip H. Glatfelter, III serves as a co-trustee of
                one of these trusts. All of such Shares are Trust Shares (as defined in Note 1).

            4,098,444 Shares from eight trusts. (4) In addition, he has an annual noncumulative right to withdrawal equal to the greater of 5% or $5,000 from two trusts holding an aggregate of 88,316
            Shares. (5)

               (b) George H. Glatfelter
                   R.D. #5 - Woodsend
                   Spring Grove, PA 17362

            George H. Glatfelter is a co-trustee, along with PNC Bank, National Association, of five trusts holding an aggregate of 90,469 Shares, (6) and may be deemed to have shared voting and dispositive power as to all of such Shares. He also has a right to withdraw an aggregate of 901,161 Shares from two trusts (7) and a right to purchase an aggregate of 3,229,020 Shares from six trusts. (8) In addition, he has an annual, noncumulative right of withdrawal equal to the greater of 5% or $5,000 from two trusts holding an aggregate of 88,316 Shares. (9)

            -------------

              4 Philip H. Glatfelter, III serves as a co-trustee of
                two of these trusts. An aggregate of 1,600,872 of such Shares are Trust Shares (as defined in note 1).

              5 Philip H. Glatfelter, III serves as a co-trustee of
                both of these trusts. All of such Shares are Trust Shares (as defined in note 1).

              6 George H. Glatfelter serves as a co-trustee of four
                of these trusts. All of such Shares are Trust Shares (as defined in note 1).

              7 All of such Shares are Trust Shares (as defined in note 1).

              8 An aggregate of 731,448 of such Shares are Trust Shares
                (as defined in note 1).

              9 George H. Glatfelter serves as a co-trustee of both
                of these trusts. All of such Shares are Trust Shares.